Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to showcase data from its transformative oncology pipeline at 2021 ASCO Meeting

*	Early clinical data for investigational oral selective estrogen receptor (SERD), amcenestrant, show potential to become a new endocrine backbone therapy in ER+ HER2- breast cancer

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Data that reinforce Libtayo® (cemiplimab-rwlc) as a standard of care in advanced non-melanoma skin cancer and advanced non-small cell lung cancer, including new data in historically underrepresented patients with brain metastases

*	Longer term data and new analyses for Sarclisa® (isatuximab-irfc) further strengthen efficacy profile, including for elderly patients and patients with high-risk cytogenetic abnormalities

PARIS – May 19, 2021 – New research being presented at the upcoming virtual American Society of Clinical Oncology (ASCO) Annual Meeting from June 4-8 highlights Sanofi’s transformative science and commitment to patient care across difficult-to-treat cancers, including multiple myeloma, skin, lung and breast cancers.

“Our pipeline of innovative investigational medicines continues to expand, supporting our goal to address critical gaps in treatment options for patients with cancers of high unmet need,” says Peter C. Adamson, Global Development Head, Oncology at Sanofi. “We look forward to presenting the latest data across our oncology portfolio and pipeline in four key areas – multiple myeloma, skin cancers, lung cancers and breast cancer, including data supporting the potential for amcenestrant to become a best-in-class oral endocrine backbone therapy.”

Early clinical data for amcenestrant, our investigational oral selective estrogen receptor degrader (SERD), show potential to become a new endocrine backbone therapy in ER+ HER2- breast cancer*

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Abstract 1058: AMEERA 1: Phase 1/2 study of amcenestrant (SAR439859), an oral selective estrogen receptor (ER) degrader (SERD), with palbociclib (palbo) in postmenopausal women with ER+/human epidermal growth factor receptor 2-negative (HER2-) metastatic breast cancer (MBC)

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Abstract TPS1104: AMEERA-5: A randomized, double-blind phase 3 study of amcenestrant (SAR439859) + palbociclib versus letrozole + palbociclib for previously untreated ER+/HER2- advanced breast cancer (Trial in Progress)

Click here to read the full amcenestrant data press release issued by Sanofi.

Data analyses reinforce Libtayo® (cemiplimab-rwlc) as a standard of care in advanced non-melanoma skin cancer indications and in advanced non-small cell lung cancer, including new data in historically underrepresented patients with brain metastases

Libtayo in Non-melanoma Skin Cancer

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Abstract 9547: Checkpoint inhibition in immunosuppressed or immunocompromised patients with advanced cutaneous squamous cell carcinoma (CSCC): Data from prospective CemiplimAb-rwlc Survivorship and Epidemiology (C.A.S.E.) study

•	Abstract 9566: Health-related quality of life (HRQoL) in patients (pts) with locally advanced basal cell carcinoma (laBCC) treated with cemiplimab: analysis of a phase II, open-label clinical trial

•	Abstract e18830: Budget impact (BI) analysis of cemiplimab-rwlc for advanced basal cell carcinoma (BCC) after hedgehog inhibitor (HHI) therapy in the United States

Other Sanofi studies in Non-Melanoma Skin Cancer

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Abstract e18740: Frequency, characteristics, and subsequent treatment (Tx) of real-world patients (pts) who discontinue hedgehog inhibitors (HHI) as first-line (1L) systemic Tx for advanced basal cell carcinoma (aBCC)

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Abstract e18742: Outcomes in patients (pts) with advanced basal cell carcinoma (aBCC) who discontinued hedgehog inhibitors (HHI) as first-line (1L) systemic treatment (Tx) in a US community oncology setting: A retrospective observational study

Libtayo in Non-small Cell Lung Cancer

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Abstract 9085: Cemiplimab monotherapy as first-line (1L) treatment of patients with brain metastases from advanced non-small cell lung cancer (NSCLC) with programmed cell death-ligand 1 (PD-L1) ≥50%; EMPOWER-Lung 1 subgroup analysis

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Abstract 9078: Patient-reported symptoms, functioning, and quality of life (QoL) in patients treated with cemiplimab monotherapy for first-line treatment of advanced NSCLC with PD-L1 ≥50%: Results from EMPOWER-Lung 1 study

•	Abstract e18817: Budget impact (BI) analysis of cemiplimab for first-line (1L) advanced non-small cell lung cancer (NSCLC) with programmed cell death-ligand 1 (PD-L1) ≥50% in the United States

•	Abstract e21091: Network meta-analysis (NMA) of immuno-oncology (IO) monotherapy (mono) as first-line (1L) treatments (txs) for advanced non-small cell lung cancer (NSCLC) with PD-L1 expression ≥50%

Libtayo is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

Longer term data and new analyses for Sarclisa® (isatuximab-irfc) further strengthen its efficacy profile, including for elderly patients and patients with high-risk cytogenetic abnormalities

•	Abstract 8017: Updates from ICARIA-MM, a Phase 3 study of isatuximab (Isa) plus pomalidomide and low-dose dexamethasone (Pd) versus Pd in relapsed and refractory multiple myeloma (RRMM)

•	Abstract 8042: Isatuximab plus carfilzomib and dexamethasone in relapsed multiple myeloma patients with high-risk cytogenetics: IKEMA subgroup analysis

•	Abstract 8026: Isatuximab plus carfilzomib and dexamethasone versus carfilzomib and dexamethasone in elderly patients with relapsed multiple myeloma: IKEMA subgroup analysis

•	Abstract e20015: Isatuximab plus carfilzomib and dexamethasone in East Asian patients with relapsed multiple myeloma: IKEMA subgroup analysis

•	Abstract 8034: Isatuximab plus carfilzomib and dexamethasone in patients with relapsed multiple myeloma according to prior lines of treatment and refractory status: IKEMA subgroup analysis

Biomarker research for tusamitamab ravtansine, an early-stage, potential first-in-class investigational anti-CEACAM5 antibody drug conjugate for advanced non-small cell lung cancer*

•	Abstract e21030: Validation of an immunohistochemical assay, CEACAM5 IHC 769, under development for use with the antibody-drug conjugate tusamitamab ravtansine (SAR408701)

Safety, pharmacokinetic and pharmacodynamic data with our investigational transforming growth factor beta (TGF-ß)*

•	Abstract 2510: Safety, pharmacokinetic and pharmacodynamic results from dose escalation of SAR439459, a TGFß inhibitor, as monotherapy or in combination with cemiplimab in a phase 1/1b study

Early data with investigational anti-ICOS antibody, KY1044, submitted by Kymab, a Sanofi company*

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Abstract 2624: A phase 1/2 open-label study of KY1044, an anti-ICOS antibody with dual mechanism of action, as single agent and in combination with atezolizumab, in adult patients with advanced malignancies

•	Abstract 2626: KY1044 to target the ICOS pathways inducing intratumoral Treg depletion and agonism of effector T cells: Preliminary pharmacodynamic markers from a phase 1/2 multicenter trial

Independent research supported by Sanofi

Jevtana (Cabazitaxel)
Abstract 5059	First results from a randomized Phase II study of cabazitaxel (CBZ) versus an androgen receptor targeted agent (ARTA) in patients with poor-prognosis castration-resistant prostate cancer (mCRPC)

Abstract 1008	Randomised multicentre trial of 3 weekly Cabazitaxel versus weekly Paclitaxel chemotherapy in the first line treatment of HER2 negative metastatic breast cancer (MBC)

Abstract e17027	Prostate cancer intensive, non-cross reactive therapy (PRINT) for CRPC: interim analysis of efficacy endpoints

Click here to view these abstracts along with the full digital program located in the ASCO Meeting Library.

* These assets are currently under investigation and their safety and efficacy has not been fully evaluated by any health authority.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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